Exhibit 99.6

Disclosure of Transactions in Own Shares

Paris, June 13, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from June 6 to June 10, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
06.06.2022	530,580	55.4561	29,423,896.61	XPAR
06.06.2022	137,462	55.4138	7,617,285.03	CEUX
06.06.2022	33,046	55.4149	1,831,242.25	TQEX
06.06.2022	38,912	55.4316	2,156,956.04	AQEU
07.06.2022	566,286	55.5111	31,435,153.86	XPAR
07.06.2022	142,608	55.4624	7,909,383.90	CEUX
07.06.2022	33,993	55.4636	1,885,375.75	TQEX
07.06.2022	47,101	55.4940	2,613,823.04	AQEU
08.06.2022	460,149	56.2306	25,874,461.00	XPAR
08.06.2022	236,699	56.1990	13,302,249.93	CEUX
08.06.2022	62,620	56.2056	3,519,597.43	TQEX
08.06.2022	94,334	56.1878	5,300,415.33	AQEU
09.06.2022	540,746	56.4594	30,530,214.93	XPAR
09.06.2022	179,344	56.4724	10,127,981.72	CEUX
09.06.2022	46,863	56.4743	2,646,556.63	TQEX
09.06.2022	65,417	56.4798	3,694,740.13	AQEU
10.06.2022	564,057	55.1084	31,084,277.30	XPAR
10.06.2022	176,530	55.1425	9,734,306.08	CEUX
10.06.2022	45,717	55.1530	2,521,431.09	TQEX
10.06.2022	66,353	55.1585	3,659,930.13	AQEU
Total	4,068,817	55.7580	226,869,278.18

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com